GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three and Six Months Ended September 30, 2022 and September 30, 2021
(Expressed in US dollars)
(Unaudited - Prepared by Management)

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Financial Statements (Expressed in US Dollars) (Unaudited - Prepared by Management)

September 30, 2022

Consolidated Condensed Interim Statements of Financial Position	3

Consolidated Condensed Interim Statements of Operations and Comprehensive Loss	4

Consolidated Condensed Interim Statements of Changes in Equity	5

Consolidated Condensed Interim Statements of Cash Flows	6

Notes to the Consolidated Condensed Interim Financial Statements	7 – 31

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Statements of Financial Position As at September 30, 2022 and March 31, 2022 (Expressed in US Dollars)
	September 30, 2022 (Unaudited)	March 31, 2022 (Audited)
Assets
Current
Cash and restricted cash (Note 3)	$1,124,853	$6,888,322
Accounts receivable, net of allowances (Note 4)	4,220,248	2,916,991
GST receivable	90,731	89,511
Current portion of finance lease receivables (Note 5)	710,887	443,880
Inventory (Note 6)	43,979,517	32,254,854
Asset held for sale (Note 8)	801,317	-
Prepaids and deposits	416,103	501,519
	51,343,656	43,095,077
Non-current
Finance lease receivables (Note 5)	2,531,318	2,951,859
Right of use assets (Note 7)	4,900,210	116,678
Property and equipment (Note 8)	2,904,789	3,443,317
Goodwill (Note 20)	20,818	-
Other assets	1	1
	$61,700,792	$49,606,932

Liabilities
Current
Line of credit (Note 9)	$7,297,190	$5,766,379
Accounts payable and accrued liabilities (Note 15)	2,681,781	1,734,225
Deferred revenue (Note 12)	11,426,713	3,578,877
Loans payable to related parties (Note 15)	2,534,696	-
Current portion of warranty liability (Note 18)	394,005	313,517
Current portion of lease liabilities (Note 7)	285,440	120,609
Current portion of term loan (Note 20)	56,505	-
	24,676,330	11,513,607
Non-current
Deferred revenue (Note 12)	1,067,400	2,935,835
Other liabilities	38,548	42,831
Lease liabilities (Note 7)	4,668,440	-
Term loan (Note 20)	1,135,030	-
Warranty liability (Note 18)	986,059	729,466
	32,571,807	15,221,739

Equity
Share capital (Note 10)	70,842,334	70,834,121
Reserves	12,115,181	10,038,816
Accumulated other comprehensive loss	(279,622)	(128,436)
Accumulated deficit	(53,548,908)	(46,359,308)
	29,128,985	34,385,193
	$61,700,792	$49,606,932

Nature and Continuance of Operations and Going Concern - Note 1
Subsequent Events - Note 23

Approved on behalf of the Board on November 9, 2022

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Operations and Comprehensive Loss
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited)

	For the three months ended		For the six months ended
	September 30,	September 30, 2021	September 30,	September 30, 2021
	2022	(as restated - Note 21)	2022	(as restated - Note 21)

Revenue (Note 17)	$7,726,461	$4,629,371	$11,577,566	$7,609,457
Cost of Sales	5,971,026	3,676,380	8,714,457	5,805,834
Gross Profit	1,755,435	952,991	2,863,109	1,803,623

Sales, general and administrative costs
Administrative fees (Note 15)	1,926,944	1,451,545	3,681,712	2,519,157
Depreciation (Notes 7 and 8)	290,420	133,113	486,028	265,475
Product development costs	509,555	307,175	754,673	640,668
Office expense	131,886	97,496	276,370	163,930
Insurance	321,664	236,652	672,198	430,623
Professional fees	374,475	329,655	687,315	519,764
Sales and marketing costs	235,725	197,532	602,596	287,844
Share-based payments (Notes 11 and 15)	967,341	934,804	2,676,516	1,678,317
Transportation costs	63,105	92,328	125,140	133,695
Travel, accomodation, meals and entertainment	154,472	134,704	317,077	216,311
Allowance (recovery) for credit losses (Note 4)	(53,994)	27,142	(25,037)	12,472
Total sales, general and administrative costs	4,921,593	3,942,146	10,254,588	6,868,256

Loss from operations before interest, accretion and foreign exchange	(3,166,158)	(2,989,155)	(7,391,479)	(5,064,633)

Interest and accretion	(269,967)	(87,211)	(391,903)	(271,482)
Other income	-	362,978	-	362,978
Foreign exchange (loss) / gain	(1,108)	100	(36)	(1,774)

Loss for the period	(3,437,233)	(2,713,288)	(7,783,418)	(4,974,911)

Other comprehensive income / (loss)
Cumulative translation reserve	(73,086)	(29,078)	(151,186)	(26,876)

Total comprehensive loss for the period	$(3,510,319)	$(2,742,366)	$(7,934,604)	$(5,001,787)

Loss per common share, basic and diluted	$(0.15)	$(0.12)	$(0.34)	$(0.23)

Weighted average number of common shares outstanding, basic and diluted	23,151,360	21,718,811	23,150,859	21,389,129

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Statements of Changes in Equity For the Six Months ended September 30, 2022 and 2021 (Expressed in US Dollars) (Unaudited)
	Share Capital
	Number of			Accumulated other	Accumulated
	Common shares	Amount	Reserves	comprehensive loss	Deficit	Total

Balance, March 31, 2021	20,892,560	$61,189,736	$6,677,123	$(89,023)	$(31,625,388)	$36,152,448

Share issuance costs	-	(91,772)	-	-	-	(91,772)

Shares issued for exercise of warrants	1,195,300	4,880,326	(948,640)	-	-	3,931,686

Shares issued for exercise of stock options	8,929	290,142	(258,114)	-	-	32,028

Share based payments	-	-	1,678,317	-	-	1,678,317

Cumulative translation reserve	-	-	-	(26,876)	-	(26,876)

Net loss for the period	-	-	-	-	(4,974,911)	(4,974,911)

Balance, September 30, 2021	22,096,789	$66,268,432	$7,148,686	$(115,899)	$(36,600,299)	$36,700,920

Balance, March 31, 2022	23,148,038	$70,834,121	$10,038,816	$(128,436)	$(46,359,308)	$34,385,193

Share issuance costs	-	(6,881)	-	-	-	(6,881)

Shares issued for conversion of stock options	3,322	15,094	(6,333)	-	-	8,761

Share-based payments	-	-	2,676,516	-	-	2,676,516

Fair value of stock options forfeited	-	-	(593,818)	-	593,818	-

Cumulative translation reserve	-	-	-	(151,186)	-	(151,186)

Net loss for the period	-	-	-	-	(7,783,418)	(7,783,418)

Balance, September 30, 2022	23,151,360	$70,842,334	$12,115,181	$(279,622)	$(53,548,908)	$29,128,985

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Statements of Cash Flows For the Six Months Ended September 30, 2022 and 2021 (Expressed in US Dollars) (Unaudited)
	September 30,	September 30,
	2022	2021
Cash flows from (used in) operating activities
Loss for the period	$(7,783,418)	$(4,974,911)
Items not affecting cash
Allowance (recovery) for credit losses	(25,037)	12,472
Depreciation	486,028	265,475
Share-based payments	2,676,516	1,678,317
Accretion and accrued interest	111,081	13,665
Amortization of deferred financing fees	-	257,817
Disposal of equipment	-	2,300
Payroll protection loan	-	(365,278)
Foreign exchange loss / (gain)	36	1,774
Cash flow used in operating activities before changes in non-cash items	(4,534,794)	(3,108,369)

Changes in non-cash items:
Accounts receivable	(1,155,789)	1,898,425
GST receivable	(1,220)	(13,309)
Inventory	(10,937,975)	(10,654,567)
Prepaids and deposits	85,416	(187,734)
Promissory note receivable	-	(1,810)
Finance lease receivables	96,763	59,595
Accounts payable and accrued liabilities	863,994	551,674
Deferred revenue	5,979,401	552,124
Warranty liability	337,081	127,589
	(9,267,123)	(10,776,382)

Cash flows from (used in) investing activities
Purchase of property and equipment	(181,851)	(89,184)
Acquisition of assets from Lion Truck Body Inc.	(215,000)	-
	(396,851)	(89,184)

Cash flows from (used in) financing activities
Loans from related parties	2,534,696	-
Proceeds from (repayment of) line of credit	1,530,811	-
Principal payments on promissory note	-	(29,455)
Principal payments on lease liabilities	(207,612)	(151,543)
Share issuance costs	(6,881)	(91,772)
Proceeds from exercise of stock options	8,761	32,028
Proceeds from exercise of warrants	-	3,931,681
	3,859,775	3,690,939

Foreign exchange on cash	40,730	(37,943)

Net increase (decrease) in cash and restricted cash	(5,763,469)	(7,212,570)
Cash and restricted cash, beginning of period	6,888,322	15,207,948
Cash and restricted cash, end of period	$1,124,853	$7,995,378

Please see Note 22 for supplemental cash flow disclosure

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

1. Nature and Continuance of Operations and Going Concern

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is in the business of manufacturing and distributing all-electric transit, school and charter buses.

The corporate office is located at Suite 240 - 209 Carrall St., Vancouver, Canada.

These consolidated condensed interim financial statements were approved by the Board of Directors on November 9, 2022 and have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

The Company's continuing operations are dependent upon its ability to raise capital and generate cash flows. As at September 30, 2022, the Company had a cash and restricted cash balance of $1,124,853, working capital of $26,667,326, accumulated deficit of ($53,548,908), and shareholder's equity of $29,128,985. These consolidated condensed interim financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. To this end, the Company has a history of delivering all-electric buses to customers, has a backlog of orders for delivery, and has a line of credit with a credit limit of up to $8 million with available liquidity to meet funding requirements. The Company's ability to achieve its business objectives is subject to material uncertainty which may cast significant doubt upon the Company's ability to continue as a going concern.

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have seen a re-opening of the economy, and a resumption of travel and sales activity, the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

The Company's business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia's military action against Ukraine and the sanctions imposed in response to that action in late February 2022.  While the Company expects any direct impacts, of the pandemic and the war in the Ukraine, to the business to be limited, the indirect impacts on the economy and other industries in general could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies

(a) Basis of presentation

Statement of Compliance with IFRS

The Consolidated Condensed Interim Financial Statements of the Company are prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to interim financial information, as outlined in International Accounting Standard ("IAS") 34, Interim Financial Reporting, and using the accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended March 31, 2022.

(b) Basis of consolidation

These consolidated condensed interim financial statements include the accounts of the Company and all of its wholly-owned subsidiaries:

Name of	Country of	Ownership	Ownership	Principal
Subsidiary	Incorporation	30-Sep-22	31-Mar-22	Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric vehicle manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric vehicle sales and leasing
San Joaquin Valley Equipment Leasing, Inc.	United States	100%	100%	Electric vehicle leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive
Electric Vehicle Logistics Inc.	United States	100%	100%	Vehicle Transportation
GreenPower Manufacturing WV Inc.	United States	100%	100%	Electric vehicle manufacturing and distribution
Lion Truck Body Incorporated	United States	100%	100%	Truck body manufacturing
EA Green-Power Private Ltd.	India	100%	100%	Electric vehicle manufacturing and distribution
Gerui New Energy Vehicle (Nanjing) Co. ltd.	China	100%	NA	Electric vehicle manufacturing and distribution

All intercompany balances, transactions, revenues and expenses are eliminated upon consolidation. Certain information and note disclosures which are considered material to the understanding of the Company's consolidated condensed interim financial statements are provided below.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

(c) Financial instruments

Classification

IFRS 9 requires a company to classify its financial instruments based on the way they are measured, into one of three categories: Amortized Cost, FVTPL, and FVOCI. In determining the appropriate category for financial assets, a company must consider whether it intends to hold the financial assets and collect the contractual cash flows or to collect the cash flows and sell financial assets (the "business model test") and whether the contractual cash flows of an asset are solely payments of principal and interest (the "SPPI test").

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(c) Financial instruments (continued)

i. Amortized Cost

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments, and the Company incorporates the expected credit loss in financial assets on a forward-looking basis. The Company will, at a minimum, recognize 12 month expected losses in profit or loss, and if a significant increase in credit risk occurs after initial recognition, lifetime expected losses will be recognized.

ii. FVTPL

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through the Consolidated Statements of Operations. The Company did not have any liabilities classified as FVTPL as at September 30, 2022 and March 31, 2022.

Derivative financial assets and liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss. Derivative financial assets and liabilities include warrants purchased or issued by the Company denominated in a currency other than the Company's functional currency. As at September 30, 2022 and March 31, 2022, the Company did not have any derivative financial assets or liabilities.

iii. FVOCI

Certain debt instrument assets must be classified as FVOCI unless the option to FVTPL is taken and the FVOCI classification is an election for equity assets. The Company did not have any debt or equity assets classified as FVOCI as at September 30, 2022 and March 31, 2022.

For debt instruments measured at FVOCI, interest income (calculated using the effective interest rate method), foreign currency gains or losses and impairment gains or losses are recognized directly in profit or loss. The difference between cumulative fair value gains or losses and the cumulative amounts recognized in profit or loss is recognized in OCI until derecognition, when the amounts in OCI are reclassified to profit or loss. For equity instruments designated as FVOCI only dividend income is recognized in profit or loss with all other gains and losses recognized in OCI and there is no reclassification on derecognition.

Measurement

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments.

Impairment

The Company assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, which is recorded as an allowance for credit losses. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. During the three months ended September 30, 2022, the Company recognized an allowance / (recovery) for credit losses of $25,156 as at September 30, 2022 (March 31, 2022 - $44,579) (Note 4).

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(c) Financial instruments (continued)

For financial assets that are measured at amortized cost, the Company will, at a minimum, recognize 12 month expected losses in profit or loss, calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate.

Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition. During the quarter ended September 30, 2022 the Company recognized an impairment of $nil on accounts receivable related to one finance lease (September 30, 2021 - $nil).

(d) Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at September 30, 2022, and March 31, 2022 the Company had no cash equivalents.

(e) Revenue recognition

The Company recognizes revenue from contracts with customers when a customer obtains control of the goods or services, and the Company satisfies its performance obligation to customers in exchange for consideration the Company expects to receive, net of discounts and taxes. Revenue is allocated to each performance obligation.

Most of the Company's contracts have a single performance obligation as the promise to transfer the individual goods. Revenues from the sale of products are recognized when the goods are shipped or accepted by the customer, depending on the delivery conditions, and title and risk have passed to the customer. Revenues from services such as supporting and training relating to the sale of products are recognized as the services are performed. The Company has also not historically, but may in the future earn product repair and maintenance revenues, which may relate to warranty contracts, which would be recognized over the periods and according to the terms of the warranty or other contract.

The Company would recognize an asset for the incremental costs of obtaining a contract with a customer if it expects the costs to be recoverable and has determined that such costs meet the requirements to be capitalized. Capitalized contract acquisition costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates. The Company does not capitalize incremental costs of obtaining contracts if the amortization period is one year or less.

(f) Impairment of long-lived assets

At the end of each reporting period, the Company's assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(f) Impairment of long-lived assets (continued)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

(g) Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency
GreenPower Motor Company Inc. (parent)	U.S. Dollar
GP GreenPower Industries Inc.	Canadian Dollar
GreenPower Motor Company, Inc.	U.S. Dollar
0939181 BC Ltd.	Canadian Dollar
San Joaquin Valley Equipment Leasing, Inc.	U.S. Dollar
0999314 B.C. Ltd.	Canadian Dollar
Electric Vehicle Logistics Inc.	U.S. Dollar
GreenPower Manufacturing WV Inc.	U.S. Dollar
Lion Truck Body Incorporated	U.S. Dollar
EA GreenPower Private Ltd.	U.S. Dollar
Gerui New Energy Vehicle (Nanjing) Co. Ltd.	RMB

Translation to functional currency

Foreign currency transactions are translated into the entity's functional currency using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in net profit or loss for the period.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(g) Foreign currency translation (continued)

Translation to presentation currency

The results and financial position of those entities with a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing rate at the date of the Statements of Financial Position;

- income and expenses are translated at average exchange rates; and

- all resulting exchange differences are recognized in accumulated other comprehensive income/loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising on translation of foreign operations are recognized in accumulated other comprehensive income / loss. On disposal of a foreign operation (that is, a disposal of the Company's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation) all exchange differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified from accumulated other comprehensive income/loss to net income/loss for the period.

(h) Inventory

Inventory is recorded at the lower of cost and net realizable value with cost determined on a specific item basis. The Company's inventory consists of electric buses in process, production supplies, and finished goods. In determining net realizable value for new buses, the Company primarily considers the age of the vehicles along with the timing of annual and model changeovers. For used buses, the Company considers recent market data and trends such as loss histories along with the current age of the inventory.

(i) Property, plant, and equipment

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the following rates/estimated lives and methods:

Leasehold improvements Over term of lease, straight line method

Computers 3 years, straight line method

EV equipment 3 years, straight line method

Furniture 7 years, straight line method

Automobiles 5-10 years, straight line method

Leased asset 12 years, straight line method

Buses 12 years, straight line method

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(i) Property, plant, and equipment (continued)

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss. Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE is accounted for separately, including major inspection and overhaul expenditures are capitalized.

(j) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(k) Share capital

Common shares are classified as equity. Finders fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects. During the six months ended September 30, 2022, and twelve months ended March 31, 2022 the Company recorded $6,881, and $27,329 respectively, in share issuance costs on its Consolidated Condensed Interim Statements of Changes in Equity (Deficit) in regards to the issuance of shares (Note 10).

(l) Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net income/loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current period and any adjustment to income taxes payable in respect to previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits, and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses deferred tax assets. The Company will recognize a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(m) Critical accounting estimates and judgments

The preparation of these consolidated condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated condensed interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated condensed interim financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the carrying value of accounts receivable and finance lease receivable and lease liabilities, the determination of the useful life of equipment, net realizable value of inventory, provision for warranty expense, the determination of the discount rate to use to discount the term loan, the preliminary determination of the fair value of net assets and consideration paid in the acquisition of Lion Truck Body Inc., and the $nil provision for income taxes.

Critical accounting judgments

i. The determination of the functional currency of each entity within the consolidated Company;

ii. The Company's ability to continue as a going concern;

iii. The classification of leases as either financial leases or operating leases;

iv. The determination that there are no material matters requiring disclosures and/or recognition on the consolidated financial statements as either a provision, a contingent liability, or a contingent asset; and

v. The identification of performance obligations in revenue contracts and the determination of when they are satisfied; and

(n)  Share-based payment transactions

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant.  In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company.  Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  The fair value is determined by using the Black-Scholes option pricing model.  At each financial reporting date, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed.  The movement in cumulative expense is recognized in the Consolidated Condensed Interim Statements of Operations with a corresponding entry against the related equity settled share-based payments reserve account over the vesting period.  No expense is recognized for awards that do not ultimately vest.  If the awards expire unexercised, the related amount remains in share-option reserve.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(n)  Share-based payment transactions (continued)

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the Consolidated Condensed Interim Statements of Operations, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.  When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement.

(o) Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

(p) Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and the Company will comply with all conditions related to the grant. The grant without specified future performance conditions is recognized in income when the grant proceeds are receivable. A grant that imposes future performance conditions is recognized in income when those conditions are met. Government grants in the form of forgivable loans are treated as a government grant when there is reasonable assurance that the Company will meet the terms of the forgiveness of the loan.

(q) Provisions and contingent liabilities

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

(r) Leases

Definition of a lease

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application and leases of low value assets as short-term leases. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.  Significant Accounting Policies (continued)

(r) Leases (continued)

As a lessee

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right of use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Company's incremental borrowing rate.

The ongoing lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is premeasured in this way a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.  If an arrangement contains lease and non-lease components, the Company applies IFRS 15 to allocate the consideration in the contract.

Amounts due from lessees under the finance leases are recorded as finance lease receivables at the amount of the Company's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company's net investment in the lease. The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term, included in Revenue in the consolidated condensed interim statements of operations.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(s) Assets held for sale

Fixed assets that are held for sale are recorded as current assets held for sale at the lower of their carrying amount and the asset's fair value less costs to sell in accordance with IFRS 5. This condition is met when the sale is highly probable, and the asset is available for immediate sale in its present condition. For the sale to be highly probable, there must be an active program to locate a buyer and plan to complete the sale must be initiated. The asset must be actively marketed, and the sale should be expected to be completed within one year from the date of classification. Certain events or circumstances beyond the Company's control may extend the period to complete the sale beyond one year.

(t) Adoption of accounting standards

Amendments to IAS 37, which became effective for reporting periods beginning after January 1, 2022, was amended to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Amendments to IAS 37 did not cause a change to the Company's financial statements.

(u) Business Combinations

The Company applies the acquisition method in accounting for business combinations.

The Company measures goodwill as the difference between the fair value of the consideration transferred, including the recognized amount of any non-controlling interests in the acquiree, and the net recognized amount (fair value) of the identifiable assets acquired and liabilities assumed, all measured as at the acquisition date. Consideration transferred includes the fair value of the assets transferred (including cash), liabilities incurred by the Company on behalf of the acquiree, the fair value of any contingent consideration and equity interests issued by the Company. The fair values of inventories acquired in a business combination are determined based on the estimated selling price in the ordinary course of business less the estimated costs of sale and a reasonable profit margin based on the effort required to complete and sell the inventories. The fair values of property and equipment recognized as a result of a business combination is based on either the cost approach or market approach, as applicable. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties each act knowledgeably and willingly. For the cost approach, the current replacement cost or reproduction cost for each major asset is calculated. Transaction costs that the Company incurs in connection with a business combination are expensed immediately. Lease liabilities and corresponding right-of-use assets are recognized for leases in which the acquiree is a lessee. The lease liability is measured at the present value of the remaining lease payments as if the acquired lease were a new lease at the acquisition date. The right-of-use asset is equal to the lease liability, adjusted to reflect favourable or unfavourable market terms.

(v) Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the September 30, 2022 reporting period. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

3. Cash and Restricted Cash

As at September 30, 2022 the Company has a cash and restricted cash balance of $1,124,853 (March 31, 2022 - $6,888,322), which is comprised of cash totaling $1,065,474 (March 31, 2022 - $884,784), restricted cash of $59,379 (March 31, 2022 - $5,949,985) associated with deposits under a customer contract and restricted cash of nil (March 31, 2022 - $53,553), related to a contract for the sale of vehicles that was returned to the Company two years after the acceptance of the vehicles by the customer, both of which are on deposit at major financial institutions in the United States. The Company has no cash equivalents as at September 30, 2022 or at March 31, 2022.

4. Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at September 30, 2022 in accordance with IFRS 9 and has determined that an allowance/(recovery) against accounts receivable of $25,156 as at September 30, 2022 (March 31, 2022 - $44,579) is warranted.

5. Finance Lease Receivable

Greenpower's wholly owned subsidiaries San Joaquin Valley Equipment Leasing Inc. ("SJVEL") and 0939181 BC Ltd. lease vehicles to several customers, and as at September 30, 2022 the Company had a total of 48 (March 31, 2022 - 48) vehicles on lease that were determined to be finance leases, and the Company had a total of 1 (March 31, 2022 - 1) vehicle on lease that was determined to be an operating lease. During the six months ended September 30, 2022, the Company entered into nil finance leases (September 30, 2021 - 25). In addition, during the six months ended September 30, 2022, the Company entered into a mutual release agreement with the lessee of nil EV Stars (September 30, 2021 - 28) which were accounted for as finance leases, where the lessor and lessee mutually agreed to cancel the leases and where SJVEL subsequently sold the vehicles to a third party.

For the six months ended September 30, 2022, selling profit on finance leases was nil (September 30, 2021 - $698,285). The following table shows changes in Finance Lease Receivables during the three and six months ended September 30, 2022:

	For the three months Ended Sept 30, 2022	For the six months Ended Sept 30, 2022
Finance lease receivable, beginning of period	$3,338,968	$3,395,739
Net investment recognized	-	-
Lease payments received	(169,291)	(261,608)
Interest income recognized	72,528	108,074

Finance lease receivable, end of period	$3,242,205	$3,242,205

Current portion of Finance Lease Receivable	$710,887	$710,887

Long Term Portion of Finance Lease Receivable	$2,531,318	$2,531,318

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

5. Finance Lease Receivable (continued)

As at September 30, 2022, the remaining payments to be received on Finance Lease Receivables are as follows:

Sept 30, 2022
Year 1	$995,443
Year 2	1,136,877
Year 3	576,374
Year 4	338,823
Year 5	309,000
Year 6	731,750
less: amount representing interest income	(846,062)
Finance Lease Receivable	$3,242,205
Current Portion of Finance Lease Receivable	$710,887
Long Term Portion of Finance Lease Receivable	$2,531,318

6. Inventory

The following is a listing of inventory as at September 30, 2022 and March 31, 2022:

	Sept 30, 2022	March 31, 2022

Work in Process	$16,455,172	$17,025,863
Finished Goods	27,524,345	15,228,991

Total	$43,979,517	$32,254,854

The Company's finished goods inventory is primarily comprised of EV Stars, EV Star Cab and Chassis, BEAST Type D school buses, and Nano BEAST Type A school buses. Management has sales contracts in place for many of these vehicles as well as a sales pipeline through dealers and internal sales, supported by significant funding commitments from government grants and programs.

7. Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets and Lease Liabilities in its consolidated condensed interim statement of financial position related to four properties in California and one in West Virginia (March 31, 2022 - two properties in California) for which the Company has entered into lease agreements that expire in more than one year. The carrying value of Right of Use Assets as at September 30, 2022 is $4,900,210 (March 31, 2022 - $116,678). Rental payments on the Right of Use Assets are discounted using an 8% rate of interest and capitalized on the Consolidated Condensed Interim Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

7. Right of Use Assets and Lease Liabilities (continued)

For the three and six months ended September 30, 2022, the Company incurred interest expense of $36,745 and $39,274 respectively (September 30, 2021 - $5,185 and $11,667) on the Lease Liabilities, recognized depreciation expense of $139,203 and $206,394 respectively (September 30, 2021 - $61,751 and $128,004) on the Right of Use Assets and made total rental payments of $125,070 and $207,612 respectively (September 30, 2021 - $73,283 and $151,543).

There were four additions to Right of Use Assets during the six months ended September 30, 2022 for a 2 year lease for an office in California that commenced during May 2022, for a 1 year lease that commenced in August 2022, for a 12 year lease that commenced in May 2024 and for a lease that was assumed in July 2022 that expires in December 2024.

The 12-year lease that commenced in August 2022 is with the South Charleston Development Authority for a six-acre parcel of land including an 80,000 square foot manufacturing facility in South Charleston, West Virginia. Under the terms of the contract, monthly payments of $50,000 will begin in May 2023 and be applied against a $6.7 million purchase price. Subject to meeting employment targets at the property, GreenPower is eligible for forgiveness of up to $1,300,000 for the initial target and then $500,000 for every 100 employees thereafter, and title to the property, will transfer to GreenPower upon payment of the total loan amount less any applicable loan forgiveness. The original lease agreement included terms to potentially add parcels of land totaling five acres to the lease, which if added would have increased the total lease to $8 million. The additional parcels were not added to the lease as of September 30, 2022, nor have they been added as of the current date.

Right of Use Assets, March 31, 2022	$116,678
Additions	4,556,414
Additions in acquisition	448,512
Depreciation	(206,394)
Transfer to deposit	(15,000)

Right of Use Assets, Sept 30, 2022	$4,900,210

The following table summarizes remaining payments on GreenPower's Lease Liabilities (undiscounted):

Sept 30, 2022
1 year	$658,862
thereafter	6,697,534
less amount representing interest expense	(2,402,516)
Lease liability	$4,953,880
Current Portion of Lease Liabilities	$285,440
Long Term Portion of Lease Liabilities	$4,668,440

Payments on two leases that are classified as short-term leases totaled $40,433 and  $80,498 for the three and six months ended September 30, 2022 respectively (September 30, 2021 - $29,623 and $52,795) and were recognized in rent and maintenance expense. The Company has three short term leases and the remaining minimum lease payments until the end of one short term lease is $23,123, and two short term leases that are month to month have monthly rent payments of $28,285.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

8. Property and Equipment

The following is a summary of Property and Equipment for six months ended September 30, 2022:

				Demonstration	Leased			Leasehold
	Computers	Furniture	Automobiles	Electric Buses	Asset	Equipment	Land	Improvements	Total
Cost

Balance, March 31, 2022	$167,234	$77,846	$464,075	$2,712,777	$672,151	$1,055,285	$801,317	$100,415	$6,051,100
Additions	52,155	12,626	-	14,678	-	102,392	-	-	181,851
Additions from acquisition	3,000	1,000	109,000	-	-	181,000	-	82,500	376,500
Transfers to asset held for sale	-	-	-	-	-	-	(801,317)	-	(801,317)
Foreign exchange translation	132	78		654	-	-	-	-	864
Balance, September 30, 2022	$222,521	$91,550	$573,075	$2,728,109	$672,151	$1,338,677	$-	$182,915	$5,808,998

Depreciation and impairment losses

Balance, March 31, 2022	$77,799	$35,412	$82,901	$931,347	$667,342	$769,356	$-	$43,625	$2,607,783
Depreciation	32,454	6,479	31,529	102,244	4,808	86,650	-	15,470	279,634
Foreign exchange translation	4,532	3,786		8,474					16,792
Balance, September 30, 2022	$114,785	$45,677	$114,430	$1,042,065	$672,151	$856,006	$-	$59,095	$2,904,209

Carrying amounts

As at, March 31, 2022	$89,435	$42,434	$381,174	$1,781,430	$4,809	$285,929	$801,317	$56,790	$3,443,317

As at, September 30, 2022	$107,736	$45,873	$458,645	$1,686,044	$0	$482,671	$-	$123,820	$2,904,789

During the quarter ended June 30, 2022 the Company entered into a Purchase and Sale agreement for land owned by the Company in Porterville, CA. The sale of the property completed in October 2022 for a gross sales price before commissions and fees. As at September 30, 2022 the land has been recorded separately on the Company's consolidated condensed interim statements of financial position as an Asset held for sale at the lower of its carrying value and fair value less selling costs, pursuant to IFRS 5. The Company completed the sale of the land for gross proceeds of $950,000 subsequent to the end of the quarter (Note 23).

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

9. Line of Credit

As at September 30, 2022 the Company's Line of Credit had a credit limit of up to $8,000,000 (March 31, 2022 - $8,000,000). The Line of Credit bears interest at the bank's US Base Rate (September 30, 2022 - 6.75%, March 31, 2022 - 4.00%) plus 1.5%. The Line of Credit is secured by a general floating charge on the Company's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have also provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1, for which the Company is currently in compliance. The availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable, and these margins are tested on a monthly basis. As of September 30, 2022 the Company had a drawn balance of $7,297,190 (March 31, 2022 - $5,766,379) on the Line of Credit.

10. Share Capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Share Consolidation

On August 28, 2020 the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation common share. On the same date, the Company's post-consolidation common shares began trading on the Nasdaq stock exchange and ceased trading on the OTCQB exchange in the US, and the post-consolidation shares continued trading on the TSX Venture    exchange in Canada. A total of three fractional shares were cancelled as a result of the share consolidation.    All references to share and per share amounts in this section have been retroactively restated to give effect to this share consolidation.

Issued

During the six months ended September 30, 2022, the Company issued a total of 3,322 shares pursuant to the exercise of stock options. During the year ended March 31, 2022, the Company issued a total of 2,255,478 common shares, including 1,925,656 shares from the exercise of warrants, and 329,822 shares from the exercise of options.  As at September 30, 2022 and March 31, 2022 the Company had no shares held in escrow. During the six months ended September 30, 2022, and twelve months ended March 31, 2022 the Company recorded $6,881, and $27,329 respectively, in share issuance costs on its Consolidated Condensed Interim Statements of Changes in Equity in regards to the issuance of shares.

At the Market Offering

In September 2022 the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the  Company for aggregate gross proceeds of up to US$20,000,000. The sale of common shares is to be made through "at-the-market distributions" ("ATM") on the NASDAQ stock exchange. During the three months ended September 30, 2022, the Company sold Nil common shares of the Company under the ATM program.  The Company incurred approximately $20,000 in professional fees and other direct expenses in connection with the prospectus offering and the ATM, which was included in professional fees for the period ended September 30, 2022 (2021 - $Nil). Subsequent to the end of the quarter the Company issued a total of 325,216 shares were issued under ATM at a weighted average price of $2.47 per share for gross proceeds of $803,287 before transaction fees (Note 23).

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

11. Stock Options

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. Effective April 19, 2022, GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which replaced the 2019 Plan and after this date no further stock options will be granted under the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,314,803. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

On May 14, 2019, the Company replaced its Fixed Stock Option Plan (the "2016 Plan") with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this note  have been retroactively restated to give effect to this share consolidation. See Note 10 for further details.

On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan"). Prior to the adoption of the 2016 Plan, the Company  had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

11. Stock Options (continued)

The Company had the following incentive stock options granted under the 2022 Plan, the 2019 Plan, and the 2016 Plan that are issued and outstanding as at September 30, 2022:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2022	Granted	Exercised	or Expired	September 30, 2022
May 26, 2022	CDN	$5.25	5,357	-	-	(5,357)	-
December 18, 2022	CDN	$3.15	14,286	-	-	-	14,286
May 4, 2023	CDN	$3.50	68,571	-	(2,857)	-	65,714
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	73,214	-	-	(1,429)	71,785
January 30, 2025	CDN	$2.59	281,787	-	(465)	(18,464)	262,858
February 11, 2025	CDN	$8.32	50,000	-	-	-	50,000
July 3, 2025	CDN	$4.90	41,787	-	-	(18,394)	23,393
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	139,650	-	-	(52,750)	86,900
December 10, 2026	CDN	$16.45	658,000	-	-	(94,500)	563,500
July 4, 2027	CDN	$4.25	-	15,000	-	-	15,000
Total outstanding			1,702,652	15,000	(3,322)	(190,894)	1,523,436
Total exercisable			700,957				996,807
Weighted Average
Exercise Price (CDN$)			$12.94	$4.25	$3.37	$14.46	$13.88
Weighted Average Remaining Life			3.5 years				3.1 years

As at September 30, 2022, there were 791,700 stock options available for issuance under the 2022 plan, and 2,314,803 performance based awards available for issuance under the 2022 plan. During the three months ended September 30, 2022 the Company issued 15,000 stock options exercisable at CDN $4.25 per share and vest 25% after each of 4 months, 1 year, 2 years, and 3 years.

During the six months ended September 30, 2022, the Company incurred share-based compensation expense with a measured fair value of $2,676,516 (September 30, 2021 - $1,678,317). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Profit and Loss.

12. Deferred Revenue

The Company recorded a Deferred Revenue balance of $12,494,113 for invoices issued to customers for the sale of all-electric buses which were not delivered as at September 30, 2022 (March 31, 2022 - $6,514,712).

	Three months ended		Six months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Deferred Revenue, beginning balance	$11,082,932	$268,550	$6,514,712	$125,005
Additions to deferred revenue during the period	2,035,525	640,413	6,614,524	802,413
Deposits returned	-	(62,044)	-	(62,044)
Revenue recognized from deferred revenue	(624,344)	(169,790)	(635,123)	(188,245

Deferred Revenue, end of period	$12,494,113	$677,129	$12,494,113	$677,129
Current portion of deferred revenue	$11,426,713	$3,578,877	$11,426,713	$3,578,877
Long term portion of deferred revenue	$1,067,400	$2,935,835	$1,067,400	$2,935,835

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

13. Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivables, line of credit, accounts payable and accrued liabilities, term loan, loans payable to related parties, other liabilities and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3: Inputs that are not based on observable market data

The Company does not currently hold any financial instruments measured at fair value on the Consolidated Condensed Interim Statements of Financial Position. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Overview

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated condensed interim financial statements.

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal credit risk on these assets. The Company assesses the credit risk of its account receivable and finance lease receivables at each reporting period end and on an annual basis. As at September 30, 2022 the Company recognized an allowance / (recovery) for credit losses of $19,423, against its accounts receivable (March 31, 2022 - $44,579) (Note 4).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit (Note 9).

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada.  Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

13. Financial Instruments (continued)

At September 30, 2022, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

Cash	$60,727
Accounts Receivable	$225,457
Loans from related parties	$3,110,000
Accounts Payable and Accrued Liabilities	$(576,741)

The CDN/USD exchange rate as at September 30, 2022 was $0.7296 (March 31, 2022 - $0.8003). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $228,000 to other comprehensive income/loss.

14. Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, the term loan, loans from related parties and equity attributable to common shareholders, consisting of issued share capital and deficit. On September 16, 2022 the Company established an at the market equity program (the ATM program) under which the company may issue, at its discretion, up to $20 million of common shares from treasury to the public. No shares were issued under the ATM program during the period ended September 30, 2022, and subsequent to the end of the quarter ended September 30, 2022 the Company issued a total of 325,216 shares under the ATM program (Note 23).

The ATM offering remains open and future shares may be issued up to the total remaining offering amount, at management's discretion. As at September 30, 2022, the Company had a cash and restricted cash balance of $1,124,853 working capital of $26,667,326 accumulated deficit of ($53,548,908) and shareholder's equity of $29,128,985. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders. There has been no change to the Company's approach to financial management during the quarter. The Company is subject to externally imposed capital requirements with respect to its line of credit (Note 9).

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

15. Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Six Months Ended
	September 30, 2022	September 30, 2021

Salaries and Benefits (1)	$272,757	$243,718
Consulting fees (2)	226,250	170,000
Non-cash Options Vested (3)	1,569,373	951,338
Total	$2,068,380	$1,365,055

1) Salaries and benefits incurred with directors and officers are included in Administrative fees on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Administrative Fees on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, as well as Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at September 30, 2022 included $80,216 (March 31, 2022 - $243,773)  owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is  non-interest bearing, unsecured and has no fixed terms of repayment.

During the six months ended September 30, 2022 GreenPower received loans totaling CAD$3,110,000 and US$25,000 from a company that is beneficially owned by the CEO and Chairman of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. The loans mature on the earlier of (i) the date that the Borrower completes a debt or equity financing, (ii) from receipt of excess proceeds on the sale of buses or (iii) March 31, 2023. The Company has agreed to grant the lender a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders. Subsequent to the end of the quarter an additional CAD $310,000 was loaned to the Company from the company beneficially owned by the CEO and Chairman of the Company, and CAD$250,000 was loaned to the Company from a company beneficially owned by a Director of the Company (Note 23). Both loans were on the same terms as the other related party loans, and none of the loans have matured as of the date of this report as a result of the ATM financing.

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, in June 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share and in March 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share. During the year ended March 31, 2022 the director of the Company and the Company's CEO and Chairman exercised all of these warrants for 1,314,285 common shares of the Company. These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

16. Income Taxes

Income tax expense is recognized based on management's best estimate of weighted average annual income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company's effective tax rate for the period ended September 30, 2022 and September 30, 2021 was 27.00%. As at September 30, 2022 and March 31, 2022 the Company has approximately $13,100,000 and $12,400,000 respectively, of non-capital losses carry forwards available to reduce Canadian taxable income for future years. As at September 30, 2022 and March 31, 2022 the Company has approximately $21,300,000 and $17,700,000, respectively, of net operating losses carry forwards available to reduce future taxable income in the United States. The losses in Canada and United States expire between 2030 and 2043 if unused. The potential benefits of these carry-forward non-capital losses has not been recognized in these consolidated condensed interim financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

17. Segmented Information and Other Additional Disclosures

The Company operates in one reportable operating segment, being the manufacture and distribution of all-electric transit, school and charter buses. During the six months ended September 30, 2022, the Company was economically dependent on five (September 30, 2021 - 3) customers who accounted for more than 10% of revenue from continuing operations and accounted for approximately 49% (September 30, 2021: 76%) of sales.

The Company's revenues allocated by geography for the three months ended September 30, 2022 and 2021 are as follows:

	For the Three Months Ended
	Sept 30, 2022	Sept 30, 2021
		(as restated - Note 21)

United States of America	$7,718,143	$4,447,382
Canada	8,318	181,989

Total	$7,726,461	$4,629,371

The Company's revenues allocated by geography for the six months ended September 30, 2022 and 2021 are as follows:

	For the Six Months Ended
	Sept 30, 2022	Sept 30, 2021
		(as restated - Note 21)

United States of America	$11,407,798	$7,103,568
Canada	169,768	505,889

Total	$11,577,566	$7,609,457

As at September 30, 2022 and March 31, 2022 the majority of the Company's consolidated non-current assets, being property and equipment and right of use assets, are located in the United States.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

18. Warranty Liability

The Company generally provides its customers with a base warranty on the entire transit, school or charter bus. The Company also provides certain extended warranties, including those covering brake systems, lower-level components, fleet defect provisions and battery-related components, covering a warranty period of approximately one to five years, depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. It is expected that some of these costs will be incurred in the next fiscal year and the remaining will be incurred beyond two years of the reporting date. The warranty provision is recorded at 3.5% of revenue from product sales.

	Six Months Ended September 30, 2022	Year Ended March 31, 2022

Opening balance	$1,042,983	$949,751
Warranty additions	414,950	456,779
Warranty disbursements	(75,464)	(278,726)
Warranty expiry	-	(85,251)
Foreign exchange translation	(2,405)	430
Total	$1,380,064	$1,042,983

Current portion	$394,005	$313,517
Long term portion	986,059	729,466
Total	$1,380,064	$1,042,983

19. Litigation and Legal Matters

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. The Company does not expect the outcome of the claim filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

20. Acquisition of Lion Truck Body

On July 7, 2022 GreenPower entered into an asset purchase agreement with Lion Truck Body Inc., a truck body manufacturer, under which Greenpower has purchased all of the assets of the business through its wholly owned subsidiary, Lion Truck Body Incorporated. GreenPower completed the acquisition in order to offer a broader product offering and to reduce the time for customers looking for a completed truck body. GreenPower's purchase of the assets of Lion Truck Body Inc. is comprised of upfront cash payments totaling $215,000, which has been paid, and remaining cash payments of $25,000 which remain subject to customary adjustments and other post-closing conditions, as well as the assumption of certain liabilities. The purchase price of $240,000 is subject to a working capital adjustment, and GreenPower's preliminary determination of this adjustment is $152,872 which results in a preliminary determination of the fair value of the cash investment for the acquisition of $87,128.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

20. Acquisition of Lion Truck Body (continued)

As part of the acquisition GreenPower assumed a term loan with an interest rate of 3.5% a maturity in May 2050, and fixed monthly payments, and has determined that the preliminary fair value of the term loan as at the acquisition date is approximately $1.17 million. Since the date of acquisition the impact on revenues and net earnings for the three months ended September 30, 2022 were $572,640 and ($171,485) respectively.

GreenPower has accounted for the acquisition of the assets of Lion Truck Body Inc. as a business combination under IFRS 3. In accordance with the standard, GreenPower has accounted for the acquisition using provisional amounts which are subject to adjustment to reflect new information obtained about facts that were in existence as at the acquisition date. The provisional amounts below reflect management's preliminary determination of the fair value of major categories of assets acquired, liabilities assumed and consideration transferred as at the acquisition date.

Preliminary determination of fair value of consideration transferred
Cash purchase price	$87,128

Preliminary determination of fair value of net assets acquired
Accounts receivables	$147,468
Inventory	786,688
Equipment	376,500
Right of use asset	448,512
Other assets	3,416
Accounts payable	(83,562)
Lease liabilities	(433,512)
Loans	(1,179,200)

Total	$66,310

Preliminary determination of unallocated purchase price
Goodwill	$20,818

Management's preliminary assessment is that there is an immaterial amount of goodwill on the transaction that is not attributable to specific intangible assets and is not expected to be deductible for tax purposes.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Six Months Ended September 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

21. Restatement

On adoption of IFRS 16 Leases, management performed an evaluation of the components of revenue and cost of sales at lease inception for leases that were determined to be finance leases. In this initial determination, management excluded the present value of the purchase option on finance leases from revenue and instead recorded the present value of the purchase option against cost of sales. During the course of the audit of the Company's financial results for the year ended March 31, 2022, and after discussion with experts and further consideration of interpretations of IFRS 16, the Company changed its determination of revenue and cost of sales at lease inception for finance leases to include the present value of the purchase option on finance leases. The Company corrected these errors and restated the presentation of revenue and cost of sales in its consolidated revenue and cost of sales in the consolidated statements of operations for the years ended March 31, 2021 and 2020, as disclosed in the Company's audited consolidated financial statements and management discussion and analysis for the years ended March 31, 2022, 2021 and 2020. There was no impact on operating income or net income from these changes, and no changes in working capital, assets, liabilities and cash flow.

	For the three months ended,		For the six months ended,
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Revenue, as previously stated	$7,763,363	$4,441,963	$11,614,468	$7,100,965

Restatement to revenue	-	187,408	-	508,492

Revenue, as restated	$7,763,363	$4,629,371	$11,614,468	$7,609,457

Cost of sales, as previously stated	$5,861,630	$3,488,972	$8,605,061	$5,297,342

Restatement to cost of sales	-	187,408	-	508,492

Cost of sales, as restated	$5,861,630	$3,676,380	$8,605,061	$5,805,834

22. Supplemental Cash Flow Disclosure

During the period ended September 30, 2022, the company recognized right of use (ROU) assets obtained through the acquisition of Lion Truck Body Inc.  See note 20 for further details including preliminary fair value of net assets and purchase price allocation.  The following table provides details of interest and taxes paid during the periods indicated:

	For the six months ended
	Sep 30, 2022	Sep 30, 2021
Interest paid	$280,822	$1,699
Taxes paid	$-	$-

Non-cash investing and financing transactions
Right of use assets additions, excluding through asset acquisition	$4,556,414	$-
Right of use assets from asset acquisition	$448,512	$-
Equipment acquired in asset acquisition	$376,500	$-
Lease liabilities assumed in asset acquisition	$433,512	$-
Loans assumed in asset acquisition	$1,179,200	$-

23. Subsequent Events

Subsequent to the end of the quarter:

  a total of 27,429 options exercisable at a weighted average price of CAD$9.86 per share were forfeited;
  CAD $310,000 was loaned to the Company from a company that is beneficially owned by the CEO and Chairman of the Company, and CAD$250,000 was loaned to the Company from a company beneficially owned by a Director of the Company, with the terms described in Note 15;
  a total of 325,216 shares were issued under the Company's at the market offering at a weighted average price of $2.47 per share for gross proceeds of $803,287 before transaction fees;
  the Company completed the sale of undeveloped property in Porterville, CA for gross proceeds of $950,000 on October 25, 2022; and
  on November 3, 2022 a total of 60,000 options exercisable at US$2.46 and a term of five years were issued to two employees which vest 25% at the end of each of 4 months, 1 year, 2 years, and 3 years..